Exhibit 99.1

CAMELOT HOLDINGS (JERSEY) LIMITED

Quarterly Report

As of and for the three months ended March 31, 2019

General Overview

Introductory Note

In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “the Company,” “us,” “we,” and “our” refer to Camelot Holdings (Jersey) Limited and its subsidiaries. Camelot Holdings (Jersey) Limited (“Jersey”) was registered on August 4, 2016 as a private limited liability corporation organized under the laws of Jersey. Its registered office is located at 4th Floor, St Paul’s Gate, 22-24 New Street, St. Helier, Jersey JE1 4TR.

On July 10, 2016, Bidco (as defined below), a wholly owned indirect subsidiary of Jersey, entered into a Stock and Asset Purchase Agreement with the Former Parent (as defined below) and certain of its subsidiaries to acquire 100% of certain wholly owned direct and indirect subsidiaries and assets of the Former Parent (as defined below) comprising its IP&S (as defined below) business. The acquisition closed on October 3, 2016 for total consideration of $3,567 million and was subject to customary working capital adjustments. The purchase price for the acquisition was financed through (i) the equity contributions made by the Sponsors (as defined below) and certain co-investors of $1,635 million in cash, (ii) borrowings under a first lien senior secured term loan facility of $1,550 million and (iii) the issuance of $500 million in senior notes.

In January 2019, we entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 26, 2019, and Amendment No. 2 to the Agreement and Plan of Merger, dated March 29, 2019, collectively, the “Merger Agreement”) by and among Churchill Capital Corp, a Delaware corporation (“Churchill”), Clarivate Analytics Plc, a public limited company organized under the laws of Jersey, Channel Islands (“Clarivate”), CCC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Clarivate (“Delaware Merger Sub”), Camelot Merger Sub (Jersey) Limited, a private limited company organized under the laws of Jersey, Channel Islands and wholly owned subsidiary of Clarivate (“Jersey Merger Sub”), and the Company, which, among other things, provided for (i) Jersey Merger Sub to be merged with and into the Company with the Company being the surviving company in the merger (the “Jersey Merger”) and (ii) Delaware Merger Sub to be merged with and into Churchill with Churchill being the surviving corporation in the merger (the “Delaware Merger”, and together with the Jersey Merger the “Mergers” and the Mergers, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). Following the consummation of the Transactions, the shares of Clarivate began trading on the New York Stock Exchange.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K (“Report”) includes statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Transactions, the benefits and synergies of the Transactions, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting the Company. Factors that may impact such forward-looking statements include:

•   the Company’s ability to compete in the highly competitive markets in which it operates, and potential adverse effects of this competition;

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•   the Company’s ability to maintain revenues if its products and services do not achieve and maintain broad market acceptance, or if it is unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements;

•   uncertainty, downturns and changes in the markets the Company serves;

•   the Company’s ability to achieve all expected benefits from the items reflected in the adjustments included in Standalone Adjusted EBITDA;

•   the Company’s ability to achieve operational cost improvements and other benefits expected from the Transactions;

•   the Company’s dependence on third parties, including public sources, for data, information and other services;

•   increased accessibility to free or relatively inexpensive information sources;

•   the Company’s ability to maintain high annual revenue renewal rates as recurring subscription-based arrangements generate a significant percentage of the Company’s revenues;

•   the reputation of the Company’s brands and the Company’s ability to remain a trusted source of high-quality content, analytics services and workflow solutions;

•   the Company’s reliance on its own and third-party telecommunications, data centers and network systems, as well as the Internet;

•   the Company’s implementation of a new enterprise resource planning system;

•   the Company’s ability to fully derive anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;

•   potential liability for content contained in the Company’s products and services;

•   exchange rate fluctuations and volatility in global currency markets;

•   potential adverse tax consequences resulting from the international scope of the Company’s operations, corporate structure and financing structure;

•   U.S. tax legislation enacted in 2017, which could materially adversely affect the Company’s financial condition, results of operations and cash flows;

•   increased risks resulting from the Company’s international operations;

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•   the Company’s ability to comply with various trade restrictions, such as sanctions and export controls, resulting from its international operations;

•   the Company’s ability to comply with the anti-corruption laws of the United States and various international jurisdictions;

•   results of the United Kingdom’s referendum on withdrawal from the EU;

•   fraudulent or unpermitted data access, cyber-security attacks, or other privacy breaches;

•   government and agency demand for the Company’s products and services and the Company’s ability to comply with government contracting regulations;

•   changes in legislation and regulation, which may impact how the Company provides products and services and how it collects and uses information, particularly relating to the use of personal data;

•   actions by governments that restrict access to our platform in their countries;

•   potentially inadequate protection of IP rights;

•   potential IP infringement claims;

•   the Company’s ability to attract, motivate and retain qualified employees, including members of its senior management team;

•   the Company’s ability to operate in a litigious environment;

•   the Company’s ability to transition successfully to being an independent company;

•   the material weakness in the Company’s internal controls as of December 31, 2018;

•   the Company’s potential need to recognize impairment charges related to goodwill, identified intangible assets and fixed assets;

•   consequences of the long selling cycle to secure new contracts for certain of the Company’s products and services;

•   Thomson Reuters’ historical or future actions, or potential failure to comply with its indemnification obligations;

•   the Company’s obligations and restrictions pursuant to the Tax Receivable Agreement;

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•   the Company’s high level of indebtedness;

•   the Company’s status as a foreign private issuer, emerging growth company, holding company and controlled company;

•   other factors beyond the Company’s control.

The forward-looking statements contained in this Report are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Transactions and Clarivate. There can be no assurance that future developments affecting the Company and/or Clarivate will be those that Clarivate or the Company has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either Clarivate’s or the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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RISK FACTORS

There have been no material changes from the risk factors previously disclosed in the proxy statement/prospectus (“Final Proxy Statement/Prospectus”). Please refer to the “Risk Factors” section of the Final Proxy Statement/Prospectus for a discussion of some of the risks related to our business, the Transactions and our indebtedness.

LEGAL PROCEEDINGS

From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. While the outcomes of these matters are uncertain, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For additional discussion of legal proceedings, see “Financial Statements and Supplementary Data” – “Notes to Financial Statements” – Note 14 – “Commitments and Contingencies.”

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CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited consolidated financial statements and our unaudited consolidated financial statements, including the notes thereto, included elsewhere in this Report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under sections titled “Cautionary Statement Regarding Forward-Looking Statements” in this Report. “We,” “us,” and “our” as used herein refer to Camelot Holdings (Jersey) Limited and its subsidiaries prior to the consummation of the business combination and to Clarivate Analytics Plc and its subsidiaries (including Camelot Holdings (Jersey) Limited) following the consummation of the business combination. Certain income statement amounts discussed herein are presented on an actual and on a constant currency basis. We calculate constant currency by converting the non-U.S. dollar income statement balances for the most current year to U.S. dollars by applying the average exchange rates of the preceding year. Certain amounts that appear in this section may not sum due to rounding.

Overview

We offer a collection of high quality, market leading information and analytic products and solutions through our Science and Intellectual Property (“IP”) Groups. Our Science Group consists of our Web of Science and Life Science Product Lines, and our IP Group consists of our Derwent, CompuMark and MarkMonitor Product Lines. Our highly curated Web of Science products are offered primarily to universities, helping them navigate scientific literature, facilitate research and evaluate and measure the quality of researchers, institutions and scientific journals across various academic disciplines. Our Derwent product line offerings help patent and legal professionals in R&D intensive businesses evaluate the novelty and patentability of new ideas and products. Our Life Sciences product line offerings serve the content and analytical needs of pharmaceutical and biotechnology companies across the drug development lifecycle, including content on discovery and pre-clinical research, competitive intelligence, regulatory information and clinical trials. Our CompuMark products and services allow businesses and legal professionals to access our comprehensive trademark database. Finally, our MarkMonitor offerings include enterprise web domain portfolio management and online brand protection products and services.

Factors Affecting the Comparability of Our Results of Operations

The following factors have affected the comparability of our results of operations between the periods presented in this Report and may affect the comparability of our results of operations in future periods.

2016 Transaction and Transition to Operations as a Standalone Business

Our company is the result of an October 2016 acquisition, by Onex Corporation (“Onex”) and Baring Private Equity Asia Group Limited (“BPEA”), of certain direct and indirect subsidiaries and assets comprising the Intellectual Property & Science business (“IP&S”) business from Thomson Reuters Corporation (“Former Parent”) for approximately $3,600 million (the “2016 Transaction”).

Transition Services Agreement

At the time of the 2016 Transaction, we entered into a transition services agreement with Thomson Reuters Corporation and certain of its controlled entities (“Thomson Reuters”), pursuant to which Thomson Reuters provided us with certain transitional support services, including facilities management, human resources, accounting and finance, sourcing, sales and marketing and other back office services, and continues to provide us with certain data center services. As of the date of this report, we continue to rely to a limited extent on certain Thomson Reuters data center services until we complete our product migration to either Amazon Web Services (“AWS”), or our own data centers. Pursuant to the Transition Services Agreement, we pay Thomson Reuters a fee based on Thomson Reuters’ historical allocation for such services to our business when it was owned by Thomson Reuters. These Transition Services Agreement fees amounted to $5.3 million and $21.3 million for the three months ended March 31, 2019 and 2018, respectively. As of March 31, 2019, we expect to incur approximately $4.9 million in additional fees until the scheduled expiration of the Transition Services Agreement in September 2019. Our standalone operating costs have differed substantially from the historical costs of services under the Transition Services Agreement and may differ substantially in the future, which may impact the comparability of our results of operations between the periods presented in this report and with those for future periods.

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CAMELOT HOLDINGS (JERSEY) LIMITED

(Dollars in millions, except as noted)

Purchase Accounting Impact of the 2016 Transaction

In addition, the purchase accounting adjustments related to the 2016 Transaction included a revaluation of deferred revenues to account for the difference in value between the customer advances retained by us upon the consummation of the 2016 Transaction and our outstanding performance obligations related to those advances. The difference in value is written down as an adjustment to revenues as the related performance obligations, which cannot be recognized as revenues under accounting principles generally accepted in the United States of America ("U.S. GAAP"), are fulfilled. This resulted in negative adjustments to revenues of $0.2 million and $1.5 million for the three months ended March 31, 2019 and 2018, respectively. As of March 31, 2019, the relevant performance obligations have been substantially fulfilled and the valuation difference has been substantially written down. As a result, our consolidated revenues and margins are not comparable between the periods presented in this report and may not be comparable with those for future periods. To facilitate comparability between periods we present Adjusted Revenues in this Report to eliminate, among other things, the impact of the deferred revenues adjustment. See “-Certain Non-GAAP Measures-Adjusted Revenues."

The Transactions

In January 2019, we entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 26, 2019, and Amendment No. 2 to the Agreement and Plan of Merger, dated March 29, 2019, the “Merger Agreement”) by and among Churchill, Clarivate Delaware Merger Sub, Jersey Merger Sub, and the Company, which, among other things, provides for (i) Jersey Merger Sub to be merged with and into the Company with the Company being the surviving company in the merger (the “Jersey Merger”) and (ii) Delaware Merger Sub to be merged with and into Churchill with Churchill being the surviving corporation in the merger (the “Delaware Merger”, and together with the Jersey Merger the “Mergers” and the Mergers, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). The Transactions closed on May 13, 2019. Upon the consummation of the Transactions, our available cash increased by approximately $716.7 million, of which $650.0 million was applied to pay down our existing debt and the remainder to pay costs related to the Transactions and for general corporate purposes.

Following the consummation of the Transactions, the shares of our new parent holding company began trading on the New York Stock Exchange (“NYSE”). The listing of Clarivate’s Shares on the NYSE will require us to develop the functions and resources necessary to operate as a public company, including employee-related costs and equity compensation, which may result in increased operating expenses, which we estimate to be approximately $4 million per year.

Tax Receivable Agreement

Prior to the consummation of the Mergers, the Company entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the shareholders of the Company prior to the Mergers (the “TRA Parties”), including Onex and BPEA. The Tax Receivable Agreement, which will be accounted for as a long-term liability for financial reporting purposes, will generally require the Company to pay the TRA Parties 85% of the amount of cash savings, if any, realized (or, in some cases, deemed to be realized) as a result of the utilization of Covered Tax Assets (as defined in the Tax Receivable Agreement). Under the Tax Receivable Agreement, the aggregate reduction in income taxes payable will be computed by comparing the actual tax liability of the Company and its subsidiaries with the estimated tax liability of applicable entities had such entities not been able to utilize the Covered Tax Assets, taking into account several assumptions including, for example, that the relevant entities will pay U.S. state and local taxes at a rate of 7%, the tax assets existing at the time of the Company’s entry into the Tax Receivable Agreement are deemed to be utilized and give rise to a tax savings before certain other tax benefits, and certain asset or equity transfers by certain of the Company’s subsidiaries will be treated under the Tax Receivable Agreement as giving rise to tax benefits associated with the Covered Tax Assets implicated by such asset or equity transfers. Payments under the Tax Receivable Agreement will generally be made annually in cash, and the amounts payable will be subject to interest from the due date (without extensions) of the applicable tax filing that reflects a covered savings until the payment under the Tax Receivable Agreement is made. Tax Receivable Agreement payments are expected to commence in 2021 (with respect to the 2019 tax year) and will be subject to deferral, at the Company’s election, for payment amounts in excess of $30 million with respect to the Tax Receivable Agreement payments to be made in 2021 (for taxable periods ending during 2019) and 2022 (for taxable periods ending during 2020), but will not be subject to deferral thereafter. Amounts deferred under the preceding sentence will accrue interest until paid in accordance with the terms of the Tax Receivable Agreement. The Tax Receivable Agreement is subject to certain events that may give rise to an acceleration of the Company’s obligations under the Tax Receivable Agreement. The Tax Receivable Agreement may, subject to certain conditions and deferral rights of the TRA Party Representative, be terminated by the Company at any time. Upon any such termination, the Company’s obligations under the Tax Receivable Agreement would be accelerated. An acceleration of the Company’s obligations under the Tax Receivable Agreement will generally result in us being required to make a payment to each applicable TRA Party equal to the present value of future Tax Receivable Agreement payments that we would be obligated to make, calculated using certain assumptions. The Tax Receivable Agreement will remain in effect until all such Covered Tax Assets have been used or expired, unless the agreement is terminated early.

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CAMELOT HOLDINGS (JERSEY) LIMITED

(Dollars in millions, except as noted)

IPM Product Line Divestiture

In October 2018, we sold certain subsidiaries and assets related to our intellectual property management (IPM) Product Line for a total purchase price of $100.1 million gross of restricted cash and cash included in normalized working capital and related adjustments, of which $31.4 million was used to satisfy our term loan obligation. As a result, we recorded a gain on sale of approximately $36.1 million for the year ended December 31, 2018. Our consolidated financial statements included elsewhere in this Report include the results of operations related to our divested IPM Product Line through the date of divestiture, including revenues of $6.7 million for the three months ended March 31, 2018. The divestiture did not represent a strategic shift, and is not expected to have a significant effect on our financial results or operations in future periods, although as a result our consolidated revenues and profits for the periods presented in this Report may not be comparable between periods or with those for future periods. To facilitate comparability between periods we present Adjusted Revenues in this Report to eliminate, among other things, IPM Product Line revenue for 2018. See “-Certain Non-GAAP Measures - Adjusted Revenues" in this Report.

Effect of Currency Fluctuations

As a result of our geographic reach and operations across regions, we are exposed to currency transaction and currency translation impacts. Currency transaction exposure results when we generate revenues in one currency and incur expenses in another. While we seek to limit our currency transaction exposure by matching revenues and expenses, we are not always able to do so. For example, for the three months ended March 31, 2019 and 2018, our revenues were denominated approximately 83% and 77% in U.S. dollars, 8% for each period in euros, 3% and 7% in British pounds and 6% and 8% in other currencies, respectively, while our direct expenses before depreciation and amortization, tax and interest in the three months ended March 31, 2019 and 2018, were denominated approximately 65% and 72% in U.S. dollars, 9% for each period in euros, 11% for each period in British pounds and 15% and 8% in various other currencies, respectively.

The financial statements of the Company’s subsidiaries outside the U.S. are typically measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the balance sheet date exchange rates, while income and expense items are translated at the average monthly exchange rates. Resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

Subsidiary monetary assets and liabilities that are denominated in currencies other than the functional currency are remeasured using the month-end exchange rate in effect during each fiscal month, with any related gain or loss recorded in Other operating income (expense), net within the Consolidated Statements of Operations.

We do not currently hedge our foreign currency transaction or translation exposure. As a result, significant currency fluctuations could impact the comparability of our results between periods, while such fluctuations coupled with material mismatches in revenues and expenses could also adversely impact our cash flows. See “Quantitative and Qualitative Disclosures About Market Risk" in this Report.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions.

Adjusted Revenues

Adjusted Revenues, which excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the 2016 Transaction) and the revenues from IPM Product Line prior to its divestiture, is presented because it facilitates comparability between periods, which we believe is useful to readers to better understand the underlying trends in our operations. See “—Certain Non-GAAP Measures-Adjusted Revenues” below for important information on the limitations of Adjusted Revenues and its reconciliation to Revenues under U.S. GAAP.

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CAMELOT HOLDINGS (JERSEY) LIMITED

(Dollars in millions, except as noted)

Adjusted EBITDA

Adjusted EBITDA is presented because it is a basis upon which our management assesses our performance and we believe it is useful for investors to understand the underlying trends of our operations. See “—Certain Non-GAAP Measures -Adjusted EBITDA” for important information on the limitations of Adjusted EBITDA and its reconciliation to our Net income (loss) under U.S. GAAP. Adjusted EBITDA represents net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, non-cash income/(loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance and certain unusual items impacting results in a particular period.

Annualized Contract Value

Annualized Contract Value (“ACV”), at a given point in time, represents the annualized value for the next 12 months of subscription-based client license agreements, assuming that all license agreements that come up for renewal during that period are renewed. License agreements may cover more than one product and the standard subscription period for each license agreement typically runs for no less than 12 months. The renewal period for our subscriptions starts 90 days before the end of the current subscription period, during which customers must provide notice of whether they intend to renew or cancel the license agreement.

An initial subscription period for new customers may be for a term of less than 12 months, in certain circumstances. Some of our customers, however, opt to enter into a full 12-month initial subscription period, resulting in renewal periods spread throughout the calendar year. Customers that license more than one subscription-based product may, at any point during the renewal period, provide notice of their intent to renew only certain subscriptions within the license agreement and cancel other subscriptions, which we typically refer to as a downgrade. In other instances, customers may upgrade their license agreements by adding additional subscription-based products to the original agreement. Our calculation of ACV includes the impact of downgrades, upgrades, and cancellations that have occurred as of the reporting period. For avoidance of doubt, ACV does not include fees associated with transactional revenues.

We monitor ACV because it represents a leading indicator of the potential subscription revenues that may be generated from our existing customer base over the upcoming 12-month period. Measurement of subscription revenues as a key operating metric is particularly relevant because a majority of our revenues are generated through subscription-based products, which accounted for 82% in each of the three month periods ended March 31, 2019 and 2018, respectively. We calculate and monitor ACV (excluding the IPM Product Line, which we sold in October 2018, from the first quarter of 2018), as part of our evaluation of our business and trends.

The amount of actual subscription revenues that we earn over any 12-month period are likely to differ from ACV at the beginning of that period, sometimes significantly. This may occur for numerous reasons, including subsequent changes in our revenue renewal rates, license agreement cancellations, upgrades and downgrades, and acquisitions and divestitures.

We calculate the ACV on a constant currency basis to exclude the effect of foreign currency fluctuations.

The following table presents ACV as of the dates indicated:

	March 31,		Variance
(in millions, except percentages)	2019	2018	$	%
Annualized Contract Value	$765.1	$731.2	$33.9	4.6%

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CAMELOT HOLDINGS (JERSEY) LIMITED

(Dollars in millions, except as noted)

Annual Revenue Renewal Rates

Our revenues are primarily subscription based, which leads to high revenues predictability. Our ability to retain existing subscription customers is a key performance indicator that helps explain the evolution of our historical results and is a leading indicator of our revenues and cash flows for the subsequent reporting period.

“Revenue renewal rate” is the metric we use to determine renewal levels by existing customers across our Groups, and is a leading indicator of renewal trends, which impact the evolution of our ACV and results of operations. We calculate the revenue renewal rate for a given year-to-date period by dividing (a) the dollar value of existing subscription product license agreements that are renewed during that period, including the value of any product downgrades, by (b) the dollar value of existing subscription product license agreements that come up for renewal in that period. “Open renewals,” which we define as existing subscription product license agreements that come up for renewal, but are neither renewed nor canceled by customers during the applicable reposting period, are excluded from both the numerator and denominator of the calculation. We calculate the revenue renewal rate to reflect the value of product downgrades but not the value of product upgrades upon renewal, because upgrades reflect the purchase of additional services.

The impact of upgrades, new subscriptions and product price increases is reflected in ACV, but not in revenue renewal rates. Our revenue renewal rates were 93% (which for the avoidance of doubt, does not reflect the impact of upgrades, new subscriptions or product price increases) for both three month periods ended March 31, 2019 and 2018.

Results of Operations

The following table presents the results of operations for the quarters ended March 31, 2019 and 2018:

	Three Months Ended March 31,		Variance Increase / (Decrease)
	2019	2018	$	%
(in millions, except percentages)	(unaudited)
Revenues, net	$234.0	$237.0	(3.0)	(1)%
Cost of revenues, excluding depreciation and amortization	(89.3)	(105.2)	(15.9)	(15)%
Selling, general and administrative costs, excluding depreciation and amortization	(92.3)	(95.3)	(3.0)	(3)%
Share-based compensation expense	(3.2)	(4.2)	(1.0)	(24)%
Depreciation	(2.1)	(1.4)	0.7	50%
Amortization	(56.1)	(57.1)	(1.0)	(2)%
Transaction expenses	(10.3)	(0.6)	9.7	N/M
Transition, integration and other related expenses	(1.2)	(19.5)	(18.3)	(94)%
Other operating income (expense), net	(5.5)	0.4	5.9	N/M

Total operating expenses	(260.0)	(282.9)	(22.9)	(8)%
Loss from operations	(26.0)	(45.9)	(19.9)	(43)%

Interest expense, net	(33.1)	(30.8)	2.3	7%

Loss before income tax	(59.1)	(76.7)	(17.6)	(23)%
Benefit (provision) for income taxes	(0.2)	(0.3)	(0.1)	(33)%

Net loss	$(59.3)	$(77.0)	(17.7)	(23)%

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CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Revenues, Net

Revenues, net decreased by $3.0 million, or 1%, from $237.0 million in the first quarter of 2018 to $234.0 million in the first quarter of 2019. Adjusted Revenues, which exclude the impact of the deferred revenues adjustment and revenues from the IPM Product Line prior to its date of divestiture, increased $2.4 million, or 1%, to $234.2 million in the first quarter of 2019 from $231.8 million in the first quarter of 2018. For an explanation of our calculation of Adjusted Revenues and the limitations as to its usefulness, see “— Certain Non-GAAP Measures — Adjusted Revenues.”

The comparability of our Revenues, net between periods was impacted by several factors described under "-Factors Affecting the Comparability of Our Results of Operations" above. In addition to the deferred revenues adjustment and the divestiture of the IPM Product Line, our results were also impacted by foreign currency effects, as discussed below.

The following table presents the amounts of our subscription and transactional revenues for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase / (Decrease)
	Three Months Ended March 31,		Deferred Revenue Adjustment	Divested IPM	FX Impact	Ongoing Business	Total Variance
(in millions, except percentages)	2019	2018
Subscription Revenues	$192.3	$194.1	$1.3	$(6.0)	$(1.9)	$4.8	$(1.8)
			1%	(3)%	(1)%	2%	(1)%
					.
Transactional Revenues	41.7	42.9	—	(0.7)	(0.6)	0.1	(1.2)
			—%	(2)%	(1)%	—%	(3)%

Total Revenue	$234.0	$237.0	$1.3	$(6.7)	$(2.5)	$4.9	$(3.0)
			1%	(3)%	(1)%	2%	(1)%

Subscription revenues from ongoing business increased due to price increases and new business.

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CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

The table below presents our revenue split by geographic region for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase / (Decrease)
	Three Months Ended March 31,		Deferred Revenue Adjustment	Divested IPM	FX Impact	Ongoing Business	Total Variance
(in millions, except percentages)	2019	2018
Revenue by Geography
North America	$107.1	$104.6	$—	$—	$(0.1)	$2.6	$2.5
			—%	—%	—%	2%	2%
Europe	59.7	60.1	—	—	(1.9)	1.5	(0.4)
			—%	—%	(3)%	2%	(1)%
APAC	51.9	51.3	—	—	(0.3)	0.9	0.6
			—%	—%	(1)%	2%	1%
Emerging Markets	15.5	15.8	—	—	(0.2)	(0.1)	(0.3)
			—%	—%	(1)%	(1)%	(2)%
Deferred revenues adjustment (1)	(0.2)	(1.5)	1.3	—	—	—	1.3
			(87)%	—%	—%	—%	(87)%
IPM Product Line (2)	—	6.7	—	(6.7)	—	—	(6.7)
			—%	(100)%	—%	—%	(100)%
Total Revenue	$234.0	$237.0	$1.3	$(6.7)	$(2.5)	$4.9	$(3.0)
			1%	(3)%	(1)%	2%	(1)%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction. See “—Factors Affecting the Comparability of Our Results of Operations — 2016 Transaction and Transition to Operations as a Standalone Business — The Purchase Accounting Impact of the 2016 Transaction."

(2) Reflects the revenue generated by the IPM Product Line for the three month period ended March 31, 2018. We sold the IPM Product Line on October 3, 2018. See “—Factors Affecting the Comparability of Our Results of Operations — IPM Product Line Divestiture.” IPM Product Line revenue was concentrated in North America.

On a constant currency basis, North America revenues increased by $2.6 million, to $107.1 million in the first quarter of 2019 from $104.6 million in the first quarter of 2018, primarily due to improved subscription revenues. On a constant currency basis, Europe revenues increased by $1.5 million primarily due to improved subscription revenues. On a constant currency basis, APAC revenues increased $0.9 million due to improved subscription revenues.

14

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

The following table, and the discussion that follows, presents our revenue by Group for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase / (Decrease)
	Three Months Ended March 31		Deferred Revenue Adjustment	Divested IPM	FX Impact	Ongoing Business	Total Variance
(in millions, except percentages)	2019	2018
Science Group	$129.1	$125.9	$—	$—	$(0.8)	$4.0	$3.2
			—%	—%	—%	3%	3%
Intellectual Property Group	105.1	105.9	—	—	(1.7)	0.9	$(0.8)
			—%	—%	(2)%	1%	(1)%
IPM Product Line (1)	—	6.7	—	(6.7)	—	—	$(6.7)
			—%	(100)%	—%	—%	(100)%
Deferred revenues adjustment (2)	(0.2)	(1.5)	1.3	—	—	—	$1.3
			(87)%	—%	—%	—%	(87)%
Total Revenues, net	$234.0	$237.0	$1.3	$(6.7)	$(2.5)	$4.9	$(3.0)
			1%	(3)%	(1)%	2%	(1)%

(1) Reflects three months of revenues for the quarter ended March 31, 2018. We sold the IPM Product Line on October 3, 2018.

(2) Reflects the deferred revenues adjustment resulting from purchase accounting attributable to the 2016 Transaction. See “—Factors Affecting the Comparability of Our Results of Operations — The 2016 Transaction and Transition to Operations as a Standalone Business — The Purchase Accounting Impact of the 2016 Transaction.”

Science Group: Revenue increased by $3.2 million, or 3%, from $125.9 million in the first quarter of 2018 to $129.1 million in the first quarter of 2019. Exclusive of foreign currency translation effects, revenue would have increased by $4.0 million, driven by subscription revenue, which increased mainly due to new subscription business and net price increases on our subscription revenue products across our Product Lines, reflecting our product and sales strategy to enhance our subscription product offerings. Transactional revenues remained relatively steady.

Intellectual Property Group: Revenue declined by $0.8 million, from $105.9 million in the first quarter of 2018 to $105.1 million in the first quarter of 2019. Exclusive of foreign currency translation effects, revenue would have increased $0.9 million, driven by subscription revenue, which increased mainly due to net price increases on our subscription revenue products and new subscription business across our Product Lines, partially offset by lower transactional revenues, reflecting our product and sales strategy to enhance our subscription product offerings.

Cost of Revenues, Excluding Depreciation and Amortization

Cost of revenues decreased by $15.9 million, or 15%, from $105.2 million in the first quarter of 2018 to $89.3 million in the first quarter of 2019. Exclusive of foreign currency translation effects, cost of revenues would have decreased by $14.2 million or 13%. Exclusive of these foreign currency translation effects, costs of revenues decreased due to a decrease in Transition Services Agreement data center costs and a decrease in costs associated with the divestiture of the IPM Product Line.

Selling, General and Administrative, Excluding Depreciation and Amortization

Selling, general and administrative expense decreased by $3.0 million, or 3%, from $95.3 million in the first quarter of 2018 to $92.3 million in the first quarter of 2019. Exclusive of foreign currency translation effects, selling, general and administrative expenses remained relatively consistent, reflecting a decrease in Transition Services Agreement data center costs that was substantially offset by higher employee related costs.

Share-based Compensation

Share-based compensation expense decreased by $1.0 million, or 24%, from $4.2 million in the first quarter of 2018 to $3.2 million in the first quarter of 2019. The decrease in expense was driven by a decline in 2019 grants compared to prior periods.

15

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Depreciation

Depreciation increased by $0.7 million, or 50%, from $1.4 million in the first quarter of 2018 to $2.1 million in the first quarter of 2019. The increase relates primarily to increased purchases of fixed assets, particularly computer hardware.

Amortization

Amortization decreased by $1.0 million, or 2%, from $57.1 million in the first quarter of 2018 to $56.1 million in the first quarter of 2019. The decrease was primarily driven by a reduction in intangible amortization due to the divestiture of the IPM Product Line and related assets.

Transaction Expenses

Transaction expenses increased by $9.7 million from $0.6 million in the first quarter of 2018 to $10.3 million in the first quarter of 2019. The increase in Transaction expenses was due to costs incurred for the planned business combination with Churchill.

Transition, Integration, and Other Related Expenses

Transition, integration, and other expenses decreased by $18.3 million, or 94%, from $19.5 million, in the first quarter of 2018, to $1.2 million in the first quarter of 2019, respectively. The decrease reflected the gradual slowing in the pace of costs incurred to stand up our standalone company infrastructure as we continue to complete the establishment of necessary functions, systems and processes.

Interest Expense

Interest expense increased by $2.3 million, or 7%, from $30.8 million in the first quarter of 2018, to $33.1 million in the first quarter of 2019. The increase was mainly due to an increase in the LIBOR interest rate for the Term Loan Facility.

Benefit (provision) for Income Taxes

Benefit (provision) for income taxes reflected a provision of $0.3 million in the first quarter of 2018 to a provision of $0.2 million in the first quarter of 2019. The tax benefit/expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

16

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Certain Non-GAAP Measures

We include non-GAAP measures in this Report, including Adjusted Revenues and Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business. Although we believe these measures are useful for investors for the same reasons, we recommend users of the financial statements to note these measures are not a substitute for U.S. GAAP financial measures or disclosures. We provide reconciliations of these non-GAAP measures to the corresponding most closely related U.S. GAAP measure.

Adjusted Revenues

We present Adjusted Revenues, which excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the 2016 Transaction) and the revenues from the IPM Product Line prior to its divestiture, because we believe it is useful to readers to better understand the underlying trends in our operations.

Our presentation of Adjusted Revenues is presented for informational purposes only and is not necessarily indicative of our future results. You should compensate for these limitations by relying primarily on our U.S. GAAP results and only using Adjusted Revenues for supplementary analysis.

The following table presents our calculation of Adjusted Revenues for the quarters ended March 31, 2019 and 2018 and a reconciliation of this measure to our Revenues, net for the same periods:

	Three Months Ended March 31,		Variance
(in millions, except percentages)	2019	2018	$	%
Revenues, net	$234.0	$237.0	$(3.0)	(1)%
Deferred revenues purchase accounting adjustment	0.2	1.5	(1.3)	(87)%
Revenue attributable to IPM Product Line	—	(6.7)	6.7	(100)%
Adjusted Revenues	$234.2	$231.8	$2.4	1%

Adjusted EBITDA

We believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. Our definition of and method of calculating Adjusted EBITDA may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures. We calculate Adjusted EBITDA by using net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, non-cash income/(loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period.

Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, Adjusted EBITDA should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations. You should compensate for these limitations by relying primarily on our U.S. GAAP results and only use Adjusted EBITDA for supplementary analysis.

17

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

The following table presents our calculation of Adjusted EBITDA for the quarters ended March 31, 2019 and 2018 and reconciles these measures to our Net loss for the same periods:

	Three Months Ended March 31,
(in millions)	2019	2018
Net loss	$(59.3)	$(77.0)
(Benefit) provision for income taxes	0.2	0.3
Depreciation and amortization	58.2	58.5
Interest, net	33.1	30.8
Transition Services Agreement costs(1)	5.3	21.3
Transition, transformation and integration expense(2)	2.5	22.3
Deferred revenues adjustment(3)	0.2	1.5
Transaction related costs(4)	10.3	0.6
Share-based compensation expense	3.2	4.2
IPM adjusted operating margin (5)	—	(1.3)
Other(6)	5.6	2.1
Adjusted EBITDA	59.3	63.3

(1) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology.

(3) Reflects deferred revenues fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction. See “— Factors Affecting the Comparability of Our Results of Operations — 2016 Transaction and Transition to Operations as a Standalone Business - Purchase Accounting Impact of the 2016 Transaction" in this Report.

(4) Includes consulting and accounting costs associated with acquisitions and the sale of the IPM Product Line.

(5) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

(6) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditures, debt service, acquisitions, other commitments and contractual obligations. Our principal sources of liquidity include cash from operating activities, cash and cash equivalents on our consolidated balance sheet and amounts available under our $175 million revolving credit facility (the “Revolving Credit Facility”). We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing and financing activities for a period of twelve months.

Our cash flows from operations are generated primarily from payments from our subscription customers. As described above, the standard term of a subscription is typically 12 months. When a customer enters into a new subscription agreement, or submits a notice to renew their subscription, we typically invoice for the full amount of the subscription period, record the balance to deferred revenues, and ratably recognize the deferral throughout the subscription period. As a result, we experience cash flow seasonality throughout the year, with a heavier weighting of operating cash inflows occurring during the first half, and particularly first quarter, of the year, when most subscription invoices are sent, as compared to the second half of the year.

18

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

We require and will continue to need significant cash resources to, among other things, meet our debt service requirements under the Credit Facilities (as defined below), the Notes (as defined below) and any future indebtedness, fund our working capital requirements, make capital expenditures (including related to product development), and expand our business through acquisitions. Based on our forecasts, we believe that cash flow from operations, available cash on hand and available borrowing capacity under our Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including the number of future acquisitions, data center infrastructure investments, and the timing and extent of spending to support product development efforts. We could be required, or could elect, to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to us.

We had cash and cash equivalents of $28.1 million and $25.6 million as of March 31, 2019 and December 31, 2018, respectively. We had approximately $1,995.2 million of debt as of March 31, 2019, consisting primarily of $1,480.2 million in borrowings under our Term Loan Facility (as defined below), $500.0 million in outstanding principal of Notes and $15.0 million of borrowings under our Revolving Credit Facility. As of December 31, 2018, we had approximately $2,029.0 million of debt, consisting primarily of $1,484.0 million in borrowings under our Term Loan Facility, $500.0 million in outstanding principal of Notes and $45.0 million of borrowings under our Revolving Credit Facility. Subsequent to the end of the quarter we repaid our Revolving Credit Facility in full and repaid $630 million under our Term Loan Facility. See “-Debt Profile” below.

Cash Flows

The following table discloses our consolidated cash flows provided by (used in) operating, investing and financing activities for the periods presented:

	Three months ended March 31,
(in millions)	2019	2018
Net cash provided by (used in) operating activities	$42.5	$38.2
Net cash provided by (used in) investing activities	(6.0)	(16.6)
Net cash provided by (used in) financing activities	(33.8)	(32.8)
Effect of exchange rates	(0.2)	2.0
Increase/(decrease) in cash and cash equivalents, and restricted cash	2.5	(9.2)
Cash and cash equivalents, and restricted cash beginning of the year	25.6	77.5
Cash and cash equivalents, and restricted cash end of the period	$28.1	$68.3

Cash Flows Provided by (Used in) Operating Activities

Net cash provided by operating activities was $42.5 million in the first quarter of 2019, compared to net cash provided by operating activities of $38.2 million in the first quarter of 2018 primarily due to an improved operating loss causing higher cash inflows, slightly offset by an increase in receivables due to timing of collections.

Cash Flows Provided by (Used in) Investing Activities

Net cash used in investing activities was $6.0 million in the first quarter of 2019, reflecting capital expenditures. Net cash used in investing activities was $16.6 million in the first quarter of 2018 , which was comprised of $13.1 million in capital expenditures and $3.5 million for the acquisition of Kopernio. Our capital expenditures in both 2019 and 2018 consisted primarily of capitalized labor, consulting and other costs associated with product development.

Cash Flows Provided by (Used in) Financing Activities

Net cash used in financing activities was $33.8 million in the first quarter of 2019, reflecting $30 million repayment of borrowings under the Revolving Credit Facility, coupled with recurring Term Loan Facility principal repayments of $3.8 million. Net cash used in financing activities was $32.8 million in the first quarter of 2018, reflecting $30.0 million repayment of borrowings under the Revolving Credit Facility, coupled with recurring Term Loan Facility principle repayments of $3.8 million. The repayments of debt were offset by $1.0 million of proceeds from issuance of equity.

19

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Required Reported Data —Standalone Adjusted EBITDA

We are required to report Standalone Adjusted EBITDA pursuant to the reporting covenants contained in the Company’s credit agreement, dated as of October 3, 2016, governing the Term Loan Facility and the Revolving Credit Facility, as amended and/or supplemented from time to time (the “Credit Agreement”) and the indenture governing the Company’s Notes (the “Indenture”). Standalone Adjusted EBITDA is identical to Consolidated EBITDA and EBITDA as such terms are defined under the Credit Agreement and the Indenture, respectively. In addition, the Credit Agreement and the Indenture contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters. These restrictive covenants utilize Standalone Adjusted EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants. Standalone Adjusted EBITDA reflects further adjustments to Adjusted EBITDA for cost savings already implemented and excess standalone costs.

Because Standalone Adjusted EBITDA is required pursuant to the terms of the reporting covenants under the Credit Agreement and the Indenture and because this metric is relevant to lenders and noteholders, management considers Standalone Adjusted EBITDA to be relevant to the operation of its business. It is also utilized by management and the compensation committee of the Board as an input for determining incentive payments to employees.

Excess standalone costs are the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone infrastructure costs. We make an adjustment for the difference because we have had to incur costs under the Transition Services Agreement after we had implemented the infrastructure to replace the services provided pursuant to the Transition Services Agreement, thereby incurring dual running costs. Furthermore, there has been a ramp up period for establishing and optimizing the necessary standalone infrastructure. Since our separation from our Former Parent, we have had to transition quickly to replace services provided under the Transition Services Agreement, with optimization of the relevant standalone functions typically following thereafter. Cost savings reflect the annualized “run rate” expected cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the relevant period.

Standalone Adjusted EBITDA is calculated under the Credit Agreement and the Indenture by using our Consolidated Net Income for the trailing twelve month period (defined in the Credit Agreement and the Indenture as our U.S. GAAP net income adjusted for certain items specified in the Credit Agreement and the Indenture) adjusted for items including: taxes, interest expense, depreciation and amortization, non-cash charges, expenses related to capital markets transactions, acquisitions and dispositions, restructuring and business optimization charges and expenses, consulting and advisory fees, run-rate cost savings to be realized as a result of actions taken or to be taken in connection with an acquisition, disposition, restructuring or cost savings or similar initiatives, “run rate” expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to the Transition projected by us, costs related to any management or equity stock plan, other adjustments that were presented in the offering memorandum used in connection with the issuance of the Notes and earnout obligations incurred in connection with an acquisition or investment.

20

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

The following table reconciles Standalone Adjusted EBITDA to our Net loss for the periods presented:

	Twelve Months Ended March 31,
	2019	2018
(in millions)
Net loss	$(224.4)	$(267.5)
(Benefit) provision for income taxes	5.5	(19.5)
Depreciation and amortization	236.9	231.0
Interest, net	133.1	138.3
Transition Services Agreement costs(1)	39.7	79.4
Transition, transformation and integration expense(2)	49.4	90.6
Deferred revenues adjustment(3)	1.8	27.2
Transaction related costs(4)	12.1	2.8
Gain on sale of IPM Product Line	(36.1)	—
Share-based compensation expense	12.7	19.9
Tax indemnity asset (5)	33.8	—
IPM adjusted operating margin (6)	(4.6)	(5.7)
Other(7)	8.9	6.1
Adjusted EBITDA	268.8	302.6
Cost savings(8)	11.7	8.6
Excess standalone costs(9)	31.5	(5.3)
Standalone Adjusted EBITDA	312.0	305.9

(1) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred in connection with and after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology.

(3) Reflects deferred revenues fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction. See “ — Factors Affecting the Comparability of Our Results of Operations — 2016 Transaction and Transition to Operations as a Standalone Business — Purchase Accounting Impact of the 2016 Transaction" in this Report.

(4) Includes consulting and accounting costs associated with acquisitions and the sale of the IPM Product Line.

(5) Reflects the write down of a tax indemnity asset.

(6) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

(7) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

(8) Reflects the estimated annualized run-rate cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the period (exclusive of any cost reductions in our estimated standalone operating costs).

21

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

(9) Reflects the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone operating costs, which were as follows:

	Twelve Months Ended March 31,
(in millions)	2019	2018
Actual standalone company infrastructure costs	160.7	118.0
Steady state standalone cost estimate	(129.2)	(123.3)
Excess standalone costs	31.5	(5.3)

The foregoing adjustments (8) and (9) are estimates and are not intended to represent pro forma adjustments presented within the guidance of Article 11 of Regulation S-X. Although we believe these estimates are reasonable, actual results may differ from these estimates, and any difference may be material. See “Cautionary Note Regarding Forward-Looking Statements”

Debt Profile

Notes

In October 2016, we issued $500 million in aggregate principal amount of senior notes (the “Notes”) maturing in October 2024 bearing interest at 7.875% per annum, payable semi-annually in April and October of each year. The Notes were issued in connection with the 2016 Transaction and the proceeds used to partially finance the acquisition of the Company in October 2016. The Notes are guaranteed on a senior unsecured basis by our wholly owned domestic restricted subsidiaries, and by each of our foreign restricted subsidiaries that is an obligor under the Credit Facilities.

We have the option to redeem the Notes, in whole or in part, at any time on or after October 15, 2019 at a fixed price of 103.938%, plus accrued and unpaid interest to the date of the purchase. After the initial voluntary redemption date, the price declines ratably until it reaches par in October 2021.

The indenture governing the Notes contains covenants which, among other things, limit the incurrence of additional indebtedness (including acquired indebtedness), issuance of certain preferred stock, the payment of dividends, making restricted payments and investments, the purchase or acquisition or retirement for value of any equity interests, the provision of loans or advances to restricted subsidiaries, the sale or lease or transfer of any properties to any restricted subsidiaries, the transfer or sale of assets, and the creation of certain liens. As of the date of this Report, we believe we are in compliance with the indenture covenants.

Credit Facilities

In connection with the 2016 Transaction, certain of our subsidiaries and certain Onex subsidiaries entered into a $175 million revolving credit facility, $15.0 million of which had been drawn and outstanding as of March 31, 2019, and a $1,550.0 million term loan facility (together, the "Credit Facilities"), of which $1,480.2 million was outstanding at March 31, 2019. The Revolving Credit Facility carries an interest rate equal to the one-month LIBOR rate plus 3.25% per annum or an alternate base rate (“ABR”) plus a margin of 2.25% per annum, as applicable, depending on the type of borrowing, and matures on October 3, 2021. The interest rate margins under the Revolving Credit Facility are subject to decrease upon the achievement of certain total first lien net leverage ratios (as the term is used in the Credit Agreement). The loans made under the Revolving Credit Facility may be borrowed, repaid and reborrowed prior to the maturity of the Revolving Credit Facility. Our ability to draw under the Revolving Credit Facility or issue letters of credit thereunder will be conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the Credit Agreement and the absence of any default or event of default under the Credit Agreement.

The Term Loan Facility initially consisted of a $651 million borrowing by Camelot Finance LP, an indirect subsidiary of Onex Corporation (the “US Tower Borrower”), and an $899 million borrowing by Camelot Cayman LP, an indirect subsidiary of Onex Corporation (the “FHC Tower Borrower” and, together with the US Tower Borrower, the “Tower Borrowers”). The proceeds of the term loans to Tower Borrowers were, in turn, loaned on to us with identical principal amounts and substantially similar repayment terms.

The Credit Agreement was amended on April 6, 2017 and again on November 16, 2017 in order to reduce the margins under the Term Loan Facility, which currently stands at LIBOR plus 3.25% per annum (with a 1.00% LIBOR floor) or ABR plus 2.25% per annum, as applicable, and to reset the prepayment premium of 101% (which expired on May 20, 2018) on certain prepayments and amendments of the Term Loan Facility in connection with re-pricing events (“Amended Term Loan Facility”). Except as noted above, all other terms of the Amended Term Loan Facility are substantially similar to the Term Loan Facility.

22

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

On December 31, 2017, the US Tower Borrower assigned its obligations under the Credit Agreement to certain other borrowers. Upon assumption of the US Tower Borrower’s obligations by the other borrowers under the Credit Agreement, US Tower Borrower was released from its obligations under our Credit Agreement. On May 13, 2019, prior to the consummation of the Transactions, the FHC Tower Borrower assigned its obligations under the Credit Agreement to certain other borrowers. Upon assumption of the FHC Tower Borrower’s obligations by the other borrowers under the Credit Agreement, the FHC Tower Borrower was released from its obligations under our Credit Agreement.

Principal repayments under the Amended Term Loan Facility are due quarterly in an amount equal to 0.25% of the aggregate outstanding principal amount borrowed under the Amended Term Loan Facility as of such date, together with accrued and unpaid interest.

The Credit Facilities are secured by substantially all of our assets and the assets of all of our U.S. restricted subsidiaries and certain of our non-U.S. subsidiaries, including those that are or may be borrowers or guarantors under the Credit Facilities, subject to customary exceptions. The Credit Agreement governing the Credit Facilities contains customary events of default and restrictive covenants that limit us from, among other things, incurring certain additional indebtedness, issuing preferred stock, making certain restricted payments and investments, certain transfers or sales of assets, entering into certain affiliate transactions or incurring certain liens. These Credit Agreement limitations are subject to customary baskets, including certain limitations on debt incurrence and issuance of preferred stock, subject to compliance with a consolidated coverage ratio of Consolidated EBITDA (as defined in the Credit Agreement), a measure identical to our Standalone Adjusted EBITDA disclosed above under “— Required Reported Data — Standalone Adjusted EBITDA”, to interest and other fixed charges on certain debt (as defined in the Credit Agreement) of 2.00 to 1.00. In addition, the Credit Agreement requires us to comply with a springing financial covenant pursuant to which, as of the first quarter of 2019, we must not exceed a total first lien net leverage ratio (as defined under the Credit Agreement) of 7.00 to 1.00, to be tested on the last day of any quarter only when more than 30% of the Revolving Credit Facility (excluding (i) non-cash collateralized, issued and undrawn letters of credit in an amount up to $10 million and (ii) any cash collateralized letters of credit) is utilized at such date. As of March 31, 2019, our consolidated coverage ratio was 2.52 to 1.00 and our consolidated leverage ratio was 4.70 to 1.00. As of the date of this Report, we believe we are in compliance with the covenants in the Credit Agreement.

Commitments and Contingencies

Our contingent liabilities consist primarily of letters of credit and performance bonds and other similar obligations in the ordinary course of business.

Additionally, we have agreed to pay the former shareholders of acquired companies certain amounts in conjunction with the Publons, TradeMarkVision and Kopernio acquisitions. Regarding the Publons acquisition, we agreed to pay the former shareholders up to an additional $9.5 million through 2020, of which $2.5 million was paid during the three months ended March 31, 2019. Regarding the TradeMarkVision acquisition, the Company agreed to pay former shareholders earn-out payments through 2020. Regarding the Kopernio acquisition, we agreed to pay contingent consideration of up to $3.5 million through 2021. Amounts payable are contingent upon Publons’, TrademarkVision’s and Kopernio’s achievement of certain milestones and performance metrics. As of March 31, 2019, we had an outstanding liability for Publons of $3.0 million related to the estimated fair value of this contingent consideration, of which $1.6 million, was included in Accrued expenses and Other current liabilities, and $1.4 million, was included in Other non-current liabilities in the Consolidated Balance Sheets. As of March 31, 2019, we had an outstanding liability for TradeMarkVision of $4.1 million related to the estimated fair value of this contingent consideration, which compensation earn-out was included in Other non-current liabilities in the Consolidated Balance Sheets. As of March 31, 2019, we recognized over the concurrent service period an outstanding liability for Kopernio of $0.7 million related to the estimated fair value of this contingent compensation earn-out. The liability is included in Accrued expenses and other current liabilities in the consolidated balance sheets.

In 2018, we wrote down our $33.8 million tax indemnity asset, based on a dispute with the indemnitor. However, we believe we are contractually entitled to the tax indemnity and intend to pursue our rights vigorously.

Off Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements and do not have any holdings in variable interest entities.

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CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Contractual Obligations

We have various contractual obligations and commercial commitments that are recorded as liabilities in our financial statements. Other items, such as purchase obligations and other executory contracts, are not recognized as liabilities in our consolidated financial statements, but are required to be disclosed.

There have been no material changes, outside of the ordinary course of business, to our contractual obligations as previously disclosed in the Final Proxy Statement/Prospectus.

The Company entered enter into the Tax Receivable Agreement prior to the consummation of the Mergers. The total long-term liability for the Company’s Tax Receivable Agreement is approximately $259.8 million, but may increase to $517.2 million if all Covered Tax Assets (as defined in the Tax Receivable Agreement) are utilized. Under the Tax Receivable Agreement, the aggregate reduction in income taxes payable will be computed by comparing the actual tax liability of the Company and its subsidiaries with the estimated tax liability of applicable entities had such entities not been able to utilize the Covered Tax Assets, taking into account several assumptions including, for example, that the relevant entities will pay U.S. state and local taxes at a rate of 7%, the tax assets existing at the time of the Company’s entry into the Tax Receivable Agreement are deemed to be utilized and give rise to a tax savings before certain other tax benefits, and certain asset or equity transfers by certain of the Company’s subsidiaries will be treated under the Tax Receivable Agreement as giving rise to tax benefits associated with the Covered Tax Assets implicated by such asset or equity transfers. Payments under the Tax Receivable Agreement will generally be made annually in cash, and the amounts payable will be subject to interest from the due date (without extensions) of the applicable tax filing that reflects a covered savings until the payment under the Tax Receivable Agreement is made. Tax Receivable Agreement payments are expected to commence in 2021 (with respect to taxable periods ending in 2019) and will be subject to deferral, at the Company’s election, for payment amounts in excess of $30 million for payments to be made in 2021 and 2022, but will not be subject to any similar provision permitting deferral for amounts in excess of a payment threshold thereafter. Amounts deferred under the preceding sentence will accrue interest until paid in accordance with the terms of the Tax Receivable Agreement. The Tax Receivable Agreement is subject to certain events of default that may give rise to an acceleration of the Company’s obligations under the Tax Receivable Agreement. The amount and timing of Tax Receivable Agreement payments, however, may vary based on a number of factors, including the amount, character and timing of our subsidiaries’ taxable income in the future, and any successful challenges to our tax positions. Consequently, we are unable to reliably estimate the timing or amount of payments expected to be made under the Tax Receivable Agreement.

In addition, in connection with the Transactions, Onex Partners Advisors LP, an affiliate of Onex, received a fee of $5.4 million and Baring Private Equity Asia Group Limited, an affiliate of Baring, will receive a fee of $2.1 million.

24

CAMELOT HOLDINGS (JERSEY) LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Critical Accounting Policies, Estimates and Assumptions

There have been no material changes from the critical accounting policies, estimates, and assumptions previously disclosed in the Final Proxy Statement/Prospectus. Please also refer to the "Risk Factors" section of the Final Proxy Statement/Prospectus for a discussion of some of the risks related to our business, the Transactions, the Notes and our indebtedness.

Recently Issued and Adopted Accounting Pronouncements

For recently issued and adopted accounting pronouncements, see Note 3 to our unaudited consolidated financial statements included elsewhere in this Report.

Quantitative And Qualitative Disclosures About Market Risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates, will affect our cash flows or the fair value of our holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

Foreign Currency Exchange Rate Risk

We are exposed to foreign currency exchange risk related to our transactions and our subsidiaries’ balances that are denominated in currencies other than the U.S. dollar, our functional currency. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Key Factors Affecting Our Financial Condition and Results of Operations-Effect of Currency Fluctuations" in this Report for more information about our foreign currency exchange rate exposure. In accordance with our treasury policy, we seek to naturally hedge our foreign exchange transaction exposure by matching the transaction currencies for our cash inflows and outflows. For example, where commercially feasible, we seek to borrow in the same currencies in which cash flows from operations are generated. In the past, we have used derivatives to hedge foreign currency exchange risk arising from receipts and payments denominated in foreign currencies on a limited basis, primarily in our IPM Product Line, which we divested in October 2018. We do not currently hedge our foreign exchange transaction or translation exposure, but may consider doing so in the future.

Revenues denominated in currencies other than U.S. dollars amounted to $40.9 million, or approximately 17%, of our total revenues for the first quarter of 2019. A significant majority of this amount was denominated in euro, British pounds and Japanese yen. A 5% increase or decrease in the value of the euro, British pound and Japanese yen relative to the U.S. dollar would have caused our revenues for the first quarter of 2019 to increase or decrease by $1.9 million.

Interest Rate Risk

Our interest rate risk arises from our long-term borrowings at floating interest rates. Borrowings under our Credit Facilities are subject to floating base interest rates, plus a margin. As of March 31, 2019, we had $1,495.2 million of floating rate debt outstanding under the Credit Facilities, consisting of borrowings under the Revolving Credit Facility and Term Loan Facility for which the base rate was one-month LIBOR (subject, with respect to the Term Loan Facility only, to a floor of 1.00%), which stood at 2.49% as of March 31, 2019. Of this amount, we hedged $350.0 million of our principal amount of our floating rate debt under hedges that we deemed effective as of March 31, 2019. As a result, $1,145.2 million of our outstanding long-term debt effectively bore interest at floating rates. A 100 basis point increase or decrease in the applicable base interest rate under the Credit Facilities would have had an impact of $3.2 million on our cash interest expense for the first quarter of 2019. For additional information on our outstanding debt and related hedging, see Notes 7 and 9 to our unaudited consolidated financial statements in this Report.

It is not clear what impact, if any, the United Kingdom’s anticipated withdrawal from the European Union will have on the interest rate on our indebtedness and related derivative instruments. However, there is a risk that if there is no deal, or the deal is detrimental to the United Kingdom, LIBOR could become an unauthorized “third country” benchmark, and neither European Union banks, nor their counter parties will be able to reference it. Actions from the ICE Benchmark Administration (the "IBA”), the LIBOR administrator, are currently in process to minimize market disruption in case of a "hard Brexit." This includes action that the IBA intends to take to ensure that LIBOR can continue to be used, post-Brexit.

In addition, in July 2017 the U.K. Financial Conduct Authority announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the effect of any changes in the methods by which the LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Such developments may cause LIBOR to perform differently than in the past, including sudden or prolonged increases or decreases in LIBOR, or cease to exist, resulting in the application of a successor base rate under our Credit Facilities, which in turn could have unpredictable effects on our interest payment obligations under our Credit Facilities.

25

CAMELOT HOLDINGS (JERSEY) LIMITED

(Dollars in millions, except as noted)

Credit Risk

We are not currently exposed to market instruments, except for the effective interest rate hedges discussed above. We are, however, exposed to credit risk on our accounts receivable, and we maintain an allowance for potential credit losses. As of December 31, 2018 and March 31, 2019, no single customer accounted for more than 1% of our consolidated revenues. Further, given our subscription based revenue model, where a significant portion of customer obligations are payable to us upfront, and our credit control procedures, we believe that our exposure to customer credit risk is currently limited.

26

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share data)

	March 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$28,045	$25,575
Restricted cash	9	9
Accounts receivable, less allowance for doubtful accounts of $14,971 and $14,076 at March 31, 2019 and December 31, 2018, respectively	343,113	331,295
Prepaid expenses	41,487	31,021
Other current assets	19,745	20,712

Total current assets	432,399	408,612
Computer hardware and other property, net	19,328	20,641
Other intangible assets, net	1,911,160	1,958,520
Goodwill	1,283,275	1,282,919
Other non-current assets	22,826	26,556
Deferred income taxes	12,767	12,426
Operating lease right-of-use assets	95,551	—
Total Assets	$3,777,306	$3,709,674

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$43,729	$38,418
Accrued expenses and other current liabilities	149,250	153,849
Current portion of deferred revenues	461,928	391,102
Current portion of operating lease liabilities	26,077	—
Current portion of long-term debt	30,345	60,345

Total current liabilities	711,329	643,714
Long-term debt	1,928,440	1,930,177
Non-current portion of deferred revenues	17,987	17,112
Other non-current liabilities	18,102	24,838
Deferred income taxes	38,937	43,226
Operating lease liabilities	71,758	—
Total liabilities	2,786,553	2,659,067
Commitments and Contingencies (Note 14)
Shareholders’ equity:
Share capital, $0.01 par value; 2,000,000 shares authorized at March 31, 2019 and December 31, 2018; 1,646,223 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	16	16
Additional paid-in capital	1,680,670	1,677,494
Accumulated other comprehensive income	1,588	5,358
Accumulated deficit	(691,521)	(632,261)
Total shareholders’ equity	990,753	1,050,607
Total Liabilities and Shareholders’ Equity	$3,777,306	$3,709,674

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

27

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2019	2018
Revenues, net	$234,025	$237,027

Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	(89,267)	(105,170)
Selling, general and administrative costs, excluding depreciation and amortization	(92,296)	(95,327)
Share-based compensation expense	(3,176)	(4,180)
Depreciation	(2,051)	(1,401)
Amortization	(56,106)	(57,131)
Transaction expenses	(10,270)	(593)
Transition, integration and other related expenses	(1,161)	(19,479)
Other operating income (expense), net	(5,617)	362
Total operating expenses	(259,944)	(282,919)
Loss from operations	(25,919)	(45,892)
Interest expense	(33,101)	(30,799)
Loss before income tax	(59,020)	(76,691)
Provision for income taxes	(240)	(346)
Net loss	$(59,260)	$(77,037)

Per Share:
Basic	$(36.00)	$(46.84)
Diluted	$(36.00)	$(46.84)

Weighted-average shares outstanding
Basic	1,646,223	1,644,827
Diluted	1,646,223	1,644,827

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

28

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2019	2018
Net loss	$(59,260)	$(77,037)
Other comprehensive loss, net of tax:
Interest rate swaps	(1,946)	3,498
Foreign currency translation adjustments	(1,824)	3,038
Total other comprehensive income (loss), net of tax	(3,770)	6,536
Comprehensive loss	$(63,030)	$(70,501)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

29

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statement of Changes in Equity (Unaudited)

(In thousands, except share data)

	Share Capital		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at December 31, 2017	1,644,720	$16	$1,662,205	$13,984	$(390,099)	$1,286,106
Issuance of common stock, net	971	—	1,014	—	—	1,014
Share-based compensation	—	—	4,180	—	—	4,180
Comprehensive income (loss)	—	—	—	6,536	(77,037)	(70,501)
Balance at March 31, 2018	1,645,691	$16	$1,667,399	$20,520	$(467,136)	$1,220,799

Balance at December 31, 2018	1,646,223	$16	$1,677,494	$5,358	$(632,261)	$1,050,607
Share-based compensation	—	—	3,176	—	—	3,176
Comprehensive loss	—	—	—	(3,770)	(59,260)	(63,030)
Balance at March 31, 2019	1,646,223	$16	$1,680,670	$1,588	$(691,521)	$990,753

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(59,260)	$(77,037)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	58,157	58,532
Bad debt expense	689	671
Deferred income tax benefit	(3,946)	(3,295)
Share-based compensation	3,176	4,180
Deferred finance charges	2,099	2,155
Other operating activities	5,440	(1,173)
Changes in operating assets and liabilities:
Accounts receivable	(13,362)	5,226
Prepaid expenses	(9,813)	(6,574)
Other assets	(1,507)	(5,286)
Accounts payable	4,942	2,344
Accrued expenses and other current liabilities	(9,049)	(10,947)
Deferred revenue	68,929	70,986
Operating lease right of use assets	5,696	—
Operating lease liabilities	(5,750)	—
Other liabilities	(3,988)	(1,604)

Net cash provided by operating activities	42,453	38,178

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(5,957)	(13,059)
Acquisition, net of cash acquired	—	(3,497)

Net cash used in investing activities	(5,957)	(16,556)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal on long-term debt	(3,836)	(3,834)
Repayment of Revolving Credit Facility	(30,000)	(30,000)
Issuance of common stock, net	—	1,014

Net cash used in financing activities	(33,836)	(32,820)
Effects of exchange rates	(190)	2,016

Net increase (decrease) in cash and cash equivalents, and restricted cash	2,470	(9,182)
Beginning of period:
Cash and cash equivalents	25,575	53,186
Restricted cash	9	24,362
Total cash and cash equivalents, and restricted cash, beginning of period	25,584	77,548
Cash and cash equivalents, and restricted cash, end of period	28,054	68,366

Cash and cash equivalents	28,045	50,430
Restricted cash	9	17,936
Total cash and cash equivalents, and restricted cash, end of period	$28,054	$68,366

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CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2019	2018
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$21,023	$19,248
Cash paid for income tax	$7,789	$5,408
Capital expenditures included in accounts payable	$6,836	$2,473

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

32

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 1: Background and Nature of Operations

Camelot Holdings (Jersey) Limited and its subsidiaries (“Jersey,” “us,” “we,” “our,” or the “Company”) was formed on August 4, 2016 as a private limited liability company organized under the laws of the Island of Jersey. Its registered office is located at 4th Floor, St Paul’s Gate, 22-24 New Street, St Helier, Jersey JE1 4TR.

On July 10, 2016, Camelot UK Bidco Limited, a private limited liability company incorporated under the laws of England and Wales, and a direct wholly owned subsidiary of Camelot UK Holdco Limited, a direct wholly owned subsidiary (“UK Holdco”), collectively referred to as (“Bidco”), entered into a separation agreement to acquire (i) certain assets and liabilities related to the Intellectual Property & Science business (“IP&S”) business from Thomson Reuters Corporation (“Former Parent”) and (ii) all of the equity interests and substantially all of the assets and liabilities of certain entities engaged in the IP&S business together with their subsidiaries (“2016 Transaction”). The 2016 Transaction total consideration was $3,566,599, net of cash acquired. Jersey is owned by affiliates of Onex Corporation and private investment funds managed by Baring Private Equity Asia GP VI, L.P (“Baring”) and certain co-investors and is controlled by Onex Corporation.

The Company is a provider of proprietary and comprehensive content, analytics, professional services and workflow solutions that enables users across government and academic institutions, life science companies and research and development (“R&D”) intensive corporations to discover, protect and commercialize their innovations.

Our Science Group consists of our Web of Science and Life Science Product Lines. Both product lines provide curated, high-value, structured information that is delivered and embedded into the workflows of our customers, which include research intensive corporations, life science organizations and universities world-wide. Our Intellectual Property Group consists of our Derwent, CompuMark and MarkMonitor Product Lines. These Product lines help manage customer’s end-to-end portfolio of intellectual property from patents to trademarks to corporate website domains.

Prior Period Expense Reclassifications

In conjunction with the implementation of a new enterprise resource planning system during the quarter ended September 30, 2018, the Company performed an assessment of its Cost of revenues ("COR") and Selling, general & administrative expenses ("SG&A"). As a result of this assessment, certain errors in classification between COR and SG&A were identified, impacting prior periods. In addition, the Company reclassified certain costs between COR and SG&A. Accordingly, the Company has performed a reclassification of certain prior period amounts to conform to the present period presentation. The Company has concluded that the reclassifications were not material individually or in aggregate to previously issued financial statements.

The following table details the impact of the reclassifications on the Interim Condensed Consolidated Statement of Operations for the three months March 31, 2018.

Consolidated Statement of Operation

Three Months Ended March 31, 2018	As Previously Reported	Adjustment	As Reclassified
Cost of revenues, excluding depreciation and amortization	$(122,902)	17,732	$(105,170)
Selling, general and administrative costs, excluding depreciation and amortization	$(77,595)	(17,732)	$(95,327)

We have also reclassified prior period Accounts payable to Accrued expenses and other current liabilities in our Consolidated Balance Sheets to conform to the current period presentation. These items had no impact in our condensed consolidated statement of operations or condensed consolidated statement of cash flows.

33

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 2: Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three months ended March 31, 2019 and 2018 were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The condensed consolidated financial statements do not include all of the information or notes necessary for a complete presentation in accordance with GAAP. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of and for the year ended December 31, 2018. The results of operations for the three months ended March 31, 2019 and 2018 are not necessarily indicative of the operating results for the full year.

In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods. The condensed consolidated financial statements of the Company include the accounts of all of its subsidiaries. Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases. The U.S. dollar is Jersey’s reporting currency. As such, the financial statements are reported on a U.S. dollar basis.

Note 3: Summary of Significant Accounting Policies

Our significant accounting policies are those that we believe are important to the portrayal of our financial condition and results of operations, as well as those that involve significant judgments or estimates about matters that are inherently uncertain. There have been no material changes to the significant accounting policies discussed in Note 3 of our Annual Report, except as noted below.

Lease Accounting

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities on our interim condensed consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are accounted as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

Newly Adopted Accounting Standards

In February 2016, the FASB issued new guidance, Accounting Standard Update (“ASU”) 2016-02, related to leases in which lessees are required to recognize assets and liabilities on the balance sheet for leases having a term of more than 12 months. Recognition of these lease assets and lease liabilities represents a change from previous GAAP, which did not require lease assets and lease liabilities to be recognized for operating leases. Qualitative disclosures along with specific quantitative disclosures will be required to provide enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities. The Company adopted the standard on January 1, 2019.

The provisions of ASU 2016-02 are effective for the Company’s fiscal year beginning January 1, 2019, including interim periods within that fiscal year. The Company elected the package of practical expedients included in this guidance, which allows it to not reassess whether any expired or existing contracts contain leases, the lease classification for any expired or existing leases, and the initial direct costs for existing leases. The Company does not plan to recognize short-term leases on its Interim Condensed Consolidated Balance Sheet, and will recognize those lease payments in Selling, general and administrative costs, excluding depreciation and amortization on the Interim Condensed Consolidated Statements of Operations on a straight-line basis over the lease term.

In July 2018, the FASB issued ASU 2018-11, Leases - Targeted Improvements, as an update to the previously-issued guidance. This update added a transition option which allows for the recognition of a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption without recasting the financial statements in periods prior to adoption. The Company elected this transition option.

34

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

The standard had a material impact on our interim condensed consolidated balance sheet, but did not have an impact on our interim condensed consolidated statement of operations. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

In June 2018, the FASB issued guidance, ASU 2018-07, which simplifies the accounting for nonemployee share-based payment transactions. The guidance is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

In July 2018, the FASB issued guidance, ASU 2018-09, Codification Improvements, which clarifies guidance that may have been incorrectly or inconsistently applied by certain entities. The guidance is effective for all entities for fiscal years beginning after December 15, 2018. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

In August 2018, the FASB issued guidance, ASU 2018-13, which modifies the disclosure requirements on fair value measurements. The guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

Recently Issued Accounting Standards

Except as noted below, there have been no material changes from the recently issued accounting standards previously disclosed in the Annual Report. Please refer to Note 3 - "Summary of Significant Accounting Policies" section of the Annual Report for a discussion of the recently issued accounting standards that relate to the Company.

In March 2019, the FASB issued ASU 2019-01, Leases, as an update to the previously-issued guidance. This update added a transition option which excluded the interim disclosure requirements as defined in Accounting Standard Codification 250-10-50-3. The guidance is effective for all entities during the same period that ASU 2016-02 is adopted.

Note 4: Leases

As the lessee, we currently lease real estate space, automobiles, and certain equipment under non-cancelable operating lease agreements. Some of the leases include options to extend the leases for up to an additional 10 years. We do not include any of our renewal options in our lease terms for calculating our lease liability as the renewal options allow us to maintain operational flexibility, and we are not reasonably certain we will exercise these renewal options at this time.

We determine if an arrangement is a lease at inception. Operating leases are included in Operating lease right-of-use assets, Current portion of operating lease liabilities, and Operating lease liabilities on our interim condensed consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. As such, the Company used judgment to determine an appropriate incremental borrowing rate. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our variable lease payments consist of non-lease services related to the lease and lease payments that are based on annual changes to an index. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are accounted as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

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CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

As of March 31, 2019, we have additional operating leases, primarily for real estate, that have not yet commenced of $5,582. These operating leases will commence between fiscal year 2019 and fiscal year 2020 with lease terms of 1 year to 8 years.

Three months ended March 31,
2019
Lease cost
Operating lease cost	$7,222
Variable lease cost	657
Total lease cost	$7,879

Three months ended March 31,
2019
Other information
Cash Paid for amounts included in measurement of lease liabilities
Operating cash flows from operating leases	$7,234

Weighted-average remaining lease term - operating leases	7
Weighed-average discount rate - operating leases	5.7%

The future aggregate minimum lease payments as of March 31, 2019 under all non-cancelable operating leases for the years noted are as follows:

Year ended December 31,
2019 (excluding the three months ended March 31, 2019)	$20,460
2020	21,034
2021	17,336
2022	14,927
2023	13,648
Thereafter	36,313
Total operating lease payments	123,718
Less imputed interest	(25,883)
Total	$97,835

In connection with certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. As of March 31, 2019 and December 31, 2018, the liability of $4,097 and $4,100, respectively, associated with these restorations is recorded within other liabilities.

36

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Disclosures related to periods prior to adoption of Topic 842

As discussed above, the Company adopted Topic 842 effective January 1, 2019 using a modified retrospective approach. Under this transition method, the application date of the new standard shall begin in the reporting period in which we have adopted the standard. For comparability purposes, and as required, the following disclosure is provided for periods prior to adoption. The Company’s total future minimum annual rentals in effect at December 31, 2018 for noncancelable operating leases, which were accounted for under the previous leasing standard, Accounting Standards Codification 840, were as follows:

Year ended December 31,
2019	$22,140
2020	19,531
2021	17,240
2022	15,333
2023	14,944
Thereafter	40,367
Total operating lease commitments	$129,555

Note 5: Computer Hardware and Other Property, Net

Computer hardware and other property consisted of the following:

	March 31, 2019	December 31, 2018
Computer hardware	$18,684	$18,130
Leasehold improvements	13,254	13,298
Furniture, fixtures and equipment	6,859	6,816
Total computer hardware and other property	38,797	38,244
Accumulated depreciation	(19,469)	(17,603)
Total computer hardware and other property, net	$19,328	$20,641

Depreciation expense amounted to $2,051 and $1,401, for the three months ended March 31, 2019 and 2018, respectively.

Note 6: Other Intangible Assets and Goodwill

Other Intangible Assets

The following tables summarize the gross carrying amounts and accumulated amortization of the Company’s identifiable intangible assets by major class:

	March 31, 2019			December 31, 2018
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Finite-lived intangible assets
Customer relationships	$291,401	$(182,866)	$108,535	$291,503	$(164,611)	$126,892
Databases and content	1,722,953	(259,349)	1,463,604	1,725,878	(233,733)	1,492,145
Computer software	280,006	(109,316)	170,690	268,704	(97,570)	171,134
Finite-lived intangible assets	2,294,360	(551,531)	1,742,829	2,286,085	(495,914)	1,790,171
Indefinite-lived intangible assets
Trade names	168,331	—	168,331	168,349	—	168,349
Total intangible assets	$2,462,691	$(551,531)	$1,911,160	$2,454,434	$(495,914)	$1,958,520

37

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Amortization expense amounted to $56,106 and $57,131 for the three months ended March 31, 2019, and 2018, respectively.

Goodwill

The following table summarizes changes in the carrying amount of goodwill for the period ended March 31, 2019:

Total
Balance as of December 31, 2018	$1,282,919
Changes due to foreign currency fluctuations	356
Balance as of March 31, 2019	$1,283,275

Note 7: Derivative Instruments

The IPM Product Line and related assets, which was divested on October 1, 2018, had forward contracts with notional values of $0 at March 31, 2019 and December 31, 2018, respectively. Gains or (losses) on the forward contracts amounted to $0 and $(59) for the three months ended March 31, 2019 and 2018, respectively. These amounts were recorded in Revenues, net in the interim condensed consolidated statements of operations. The cash flows from forward contracts are reported as operating activities in the Interim condensed consolidated statements of cash flows. The fair value of the forward contracts recorded in Accrued expenses and other current liabilities was $0 as at March 31, 2019 and December 31, 2018, respectively.

Effective March 31, 2017, the Company enters into interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $300,000 of its outstanding Term Loan arrangements. Additionally, effective February 28, 2018, the Company entered into another interest rate swap relating to interest payments on $50,000 of its outstanding Term Loan arrangements. These hedging instruments mature on March 31, 2021. The Company applies hedge accounting by designating the interest rate swaps as a hedge on applicable future quarterly interest payments. Changes in the value are recorded in Accumulated other comprehensive income (loss). The fair value of the interest rate swaps is recorded in Other non-current assets according to the duration of related cash flows. The total fair value of interest rate swap asset was $1,698 and $3,644 at March 31, 2019 and December 31, 2018, respectively.

See Note 8 - "Fair Value Measurements" for additional information on derivative instruments.

Note 8: Fair Value Measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Observable inputs other than quoted prices include in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Unobservable inputs that are support by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Below is a summary of the valuation techniques used in determining fair value:

Derivatives - Derivatives consist of foreign exchange contracts and interest rate swaps. The fair value of foreign exchange contracts is based on observable market inputs of spot and forward rates or using other observable inputs. The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate such agreements, taking into account market interest rates and the remaining time to maturities or using market inputs with mid-market pricing as a practical expedient for bid-ask spread. See Note 7 - "Derivative Instruments" for additional information.

38

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Contingent consideration - The Company values contingent consideration related to business combinations using a weighted probability calculation of potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows. Key assumptions used to estimate the fair value of contingent consideration include revenues, net new business and operating forecasts and the probability of achieving the specific targets.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accruals readily convertible into cash approximate fair value because of the short-term nature of the instruments. Additionally, the Company has a long-term indemnification asset from the Former Parent, the amount of which is equal to certain tax liabilities incurred prior to the Acquisition. The carrying amount approximates fair value because settlement is expected to be based on the underlying tax amount.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The Company has determined that its forward contracts, included in Accrued expenses and other current liabilities, and interest rate swaps, included in Accumulated other comprehensive (loss) income and Other current assets and Other non-current assets according to the duration of related interest payments, reside within Level 2 of the fair value hierarchy.

The earn-out liability is recorded in Accrued expenses and other current liabilities and Other non-current liabilities and is classified as Level 3 in the fair value hierarchy. Additionally, the earn-out relates to the TrademarkVision and the Publons acquisitions that occurred in 2018 and 2017, respectively. The amount payable is contingent upon the achievement of certain company specific milestones and performance metrics over a 1-year and 3-year period, respectively, including number of cumulative users, cumulative reviews and annual revenues. In accordance with ASC 805, we estimated the fair value of the earn-out using a Monte Carlo simulation. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. Significant changes in the key assumptions and inputs could result in a significant change in the fair value measurement of the earn-out. As of March 31, 2019, there were no significant changes in the range of outcomes for the earn out. There were no transfers of assets or liabilities between levels during the periods ended March 31, 2019 and December 31, 2018.

39

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

The following table provides a summary of the Company's assets and liabilities that were recognized at fair value on a recurring basis as at March 31, 2019 and December 31, 2018:

	Level 1	Level 2	Level 3	Total Fair Value
March 31, 2019
Assets
Interest rate swap asset	—	1,698	—	1,698
	$—	$1,698	$—	$1,698
Liabilities
Earn-out liability	—	—	7,075	7,075
Total	$—	$—	$7,075	$7,075

	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2018
Assets
Interest rate swap asset	—	3,644	—	3,644
	$—	$3,644	$—	$3,644
Liabilities
Earn-out liability	—	—	7,075	7,075
Total	$—	$—	$7,075	$7,075

Non-Financial Assets Valued on a Non-Recurring Basis

The Company’s long-lived assets, including goodwill and finite-lived intangible assets subject to amortization, are measured at fair value on a non-recurring basis. These assets are measured at cost but are written-down to fair value, if necessary, as a result of impairment. There have been no impairments of the Company’s long-lived assets during any of the periods presented. Finite-lived Intangible Assets - If a triggering event occurs, the Company determines the estimated fair value of finite-lived intangible assets by determining the present value of the expected cash flows. Indefinite-lived Intangible Asset - If a qualitative analysis indicates that it is more likely than not that the estimated fair value is less than the carrying value of an indefinite-lived intangible asset, the Company determines the estimated fair value of the indefinite-lived intangible asset (trade name) by determining the present value of the estimated royalty payments on an after-tax basis that it would be required to pay the owner for the right to use such trade name. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized in an amount equal to the excess.

40

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 9: Debt

The following is a summary of the Company’s debt:

		March 31, 2019		December 31, 2018

Type	Maturity	Interest Rate	Carrying Value	Interest Rate	Carrying Value
Senior Unsecured Notes	2024	7.875%	$500,000	7.875%	$500,000
Term Loan Facility	2023	5.746%	1,480,154	5.729%	1,483,993
The Revolving Credit Facility	2021	—%	—	5.754%	5,000
The Revolving Credit Facility	2021	5.743%	15,000	5.729%	40,000
Total debt outstanding			1,995,154		2,028,993
Deferred financing charges			(32,938)		(34,838)
Term Loan Facility, discount			(3,431)		(3,633)
Current Portion of Long-Term Debt			(30,345)		(60,345)
Long-term debt, net of current portion and deferred financing charges			$1,928,440		$1,930,177

During the three months ended March 31, 2019, the Company paid down $30,000 drawn on the Revolving Credit Facility at December 31, 2018.

With respect to the Credit Agreement, the Company may be subject to certain negative covenants, including compliance with, total first lien net leverage ratio, if certain conditions are met.  These conditions were not met and the Company was not required to test compliance with these covenants as of March 31, 2019.

The obligations of the Borrowers under the Credit Agreement are guaranteed by UK Holdco and certain of its restricted subsidiaries and are secured by substantially all of UK Holdco's and certain of its restricted subsidiaries’ assets (with customary exceptions described in the Credit Agreement). UK Holdco and its restricted subsidiaries are subject to certain covenants including restrictions on UK Holdco’s ability to pay dividends, incur indebtedness, grant a lien over its assets, merge or consolidate, make investments, or make payments to affiliates.

As of March 31, 2019, letters of credit totaling $1,979 were collateralized by the Revolving Credit Facility. Notwithstanding the Revolving Credit Facility, as of March 31, 2019, the Company had an unsecured corporate guarantee outstanding for $9,639 and cash collateralized letters of credit totaling $38, all of which were not collateralized by the Revolving Credit Facility. The Company’s cash from operations is expected to meet repayment needs on outstanding borrowings as of March 31, 2019 for the next twelve months.

The carrying value of the Company’s variable interest rate debt, excluding unamortized debt issuance costs, approximates fair value due to the short-term nature of the interest rate bench mark rates. The fair value of the fixed rate debt is estimated based on market observable data for debt with similar prepayment features. The fair value of the Company’s debt was $2,017,259 and $1,950,318 at March 31, 2019 and December 31, 2018, respectively. The debt is considered a Level 2 liability under the fair value hierarchy.

Note 10: Shareholders’ Equity

In March 2017, the Company formed the Management Incentive Plan under which certain employees of the Company may be eligible to purchase shares of the Company. In exchange for each share purchase subscription, the purchaser is entitled to a fully vested right to an ordinary share. Additionally, along with a subscription, employees receive a corresponding number of options to acquire additional ordinary shares subject to five year vesting. See Note 15 – “Employee Incentive Plans” for additional detail related to the options. The Company did not receive any subscriptions during the three months ended March 31, 2019 and received net subscriptions for 971 shares during the three months ended March 31, 2018.

41

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 11: Pension and Other Post-Retirement Benefits

The components of net periodic benefit cost changes in plan assets and benefit obligations recognized in other comprehensive loss were as follows:

	Three months ended March 31
	2019	2018
Service cost	$221	$222
Interest cost	78	70
Expected return on plan assets	(40)	(37)
Amortization of actuarial gains	(18)	(19)
Net periodic benefit cost	$241	$236

Interest cost and expected return on plan assets are recorded in Interest expense on the accompanying Interim condensed consolidated statements of operation.

Note 12: Revenue Recognition

The tables below show the Company's disaggregated revenues for the periods presented:

	Three months ended March 31,
	2019	2018
Subscription revenue	192,492	195,583
Transaction revenue	41,697	42,911
Total revenue, gross	234,189	238,494
Deferred revenue adjustment (1)	(164)	(1,467)
Total Revenues, net	234,025	237,027

(1) This accounting adjustment relates to the 2016 Transaction, which included a revaluation of deferred revenues to account for the difference in value between the customer advances retained by the Company upon the consummation of the 2016 Transaction and our outstanding performance obligations related to those advances.

Contract Balances

	Accounts receivable	Current portion of deferred revenues	Non-current portion of deferred revenues
Opening (1/1/2019)	$331,295	$391,102	$17,112
Closing (3/31/2019)	343,113	461,928	17,987
Increase	$(11,818)	$(70,826)	$(875)

Opening (1/1/2018)	$317,808	$361,260	$15,796
Closing (12/31/2018)	331,295	391,102	17,112
Increase	$(13,487)	$(29,842)	$(1,316)

The amount of revenue recognized in the period that were included in the opening deferred revenues current and long-term balances were $92,910. This revenue consists primarily of subscription revenue.

Transaction Price Allocated to the Remaining Performance Obligation

As of March 31, 2019, approximately $63,343 of revenue is expected to be recognized in the future from remaining performance obligations, excluding contracts with durations of one year or less. The Company expects to recognize revenue on approximately 59% of these performance obligations over the next 12 months. Of the remaining 41%, 22% is expected to be recognized within the following year, with the final 19% expected to be recognized within years 3 to 10.

42

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 13: Income Taxes

During the three months ended March 31, 2019, the Company recognized an income tax provision of $240, on a loss before income tax of $59,020. During the three months ended March 31, 2018, the Company recognized an income tax provision of $346, on a loss before income tax of $76,691. The tax provision in each period ended March 31, 2019, and March 31, 2018, respectively, reflects the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

Note 14: Commitments and Contingencies

Lawsuits and Legal Claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material impact on the Company’s financial condition taken as a whole.

Contingent Liabilities

In conjunction with the acquisition of Publons, the Company agreed to pay former shareholders up to an additional $9,500 through 2020. Amounts payable are contingent upon Publons' achievement of certain milestones and performance metrics. The Company had an outstanding liability for $2,960 related to the estimated fair value of this contingent consideration as of March 31, 2019 and December 31, 2018. The outstanding balance consisted of $1,600 included in Accrued expenses and other current liabilities, and $1,360 included in Other non-current liabilities in the Interim Condensed Consolidated Balance Sheets as of March 31, 2019 and December 31, 2018.

In conjunction with the acquisition of TrademarkVision that occurred on October 25, 2018, the Company agreed to pay former shareholders a potential earn-out dependent upon achievement of certain milestones and financial performance metrics through 2020. Amounts payable are contingent upon TrademarkVision’s achievement of certain milestones and performance metrics. As of March 31, 2019 and December 31, 2018, the Company had an outstanding liability for $4,115 related to the estimated fair value of this contingent consideration. The outstanding balance consisted of $4,115 included in Accrued expenses and other current liabilities as of March 31, 2019, and $4,115 included in Other non-current liabilities December 31, 2018 in the Interim condensed consolidated balance sheets.

Tax Indemnity

In connection with the 2016 Transaction, the Company recorded certain tax indemnification assets pursuant to the terms of the separation and indemnified liabilities identified therein. Management continues to interpret the contractual obligation due from Former Parent and its controlled entities (“Thomson Reuters”) as due in full. The asset write down was recorded within Other operating income (expense), net within the Interim condensed consolidated statement of operations. Although the claim has uncertainty of collectability, the Company will continue to vigorously defend its claim for the full value of the indemnity, including the filing of formal legal claims as necessary.

Note 15: Employee Incentive Plans

The Company’s 2016 Equity Incentive Plan provides for certain employees of the Company to be eligible to participate in equity ownership in the Company. Equity awards may be issued in the form of options to purchase shares of the Company which are exercisable upon the occurrence of conditions specified within individual award agreements. Equity awards may also be issued in the form of restricted shares with dividend rights subject to vesting terms and conditions specified in individual award agreements. Additionally, the Company may make available share purchase rights under the terms of the 2016 Equity Incentive Plan.

The Company’s Management Incentive Plan provides for certain employees of the Company to be eligible to purchase shares of the Company. See Note 10 – “Shareholders’ Equity” for additional information. Along with each subscription, employees are granted options to acquire additional ordinary shares subject to a five year vesting period.

43

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

A summary of the Company’s share-based compensation is as follows:

	Three Months Ended March 31,
	2019	2018
Share-based compensation expense	$3,176	$4,180
Tax benefit recognized	$78	$107

The Company issues shares for stock options from authorized shares. At March 31, 2019, the Company was authorized to grant up to 250,000 stock options under its existing stock incentive plans. As of March 31, 2019, 65,924 stock options have not been granted. As of March 31, 2019, there was $17,423 of total unrecognized compensation cost, related to outstanding stock options, which is expected to be recognized through 2024 with a remaining weighted-average service period of 3.1 years.

The Company’s stock option activity is summarized below:

	Number of Options	Weighted Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	185,601	$1,587	8.5	$13,293
Granted	5,500	2,561	9.9	—
Forfeited	(7,025)	1,581	—	—
Outstanding as of March 31, 2019	184,076	$1,616	8.3	$43,857
Vested and exercisable at March 31, 2019	56,305	$1,568	8.0	$14,377

The aggregate intrinsic value in the table above represents the difference between the Company’s most recent valuation and the exercise price of each in-the-money option on the last day of the period presented. There were no stock options exercised in the three months ended March 31, 2019. The weighted-average fair value of options granted per share was $273 as of March 31, 2019.

The Company accounts for awards issued under the Equity Incentive Plan as additional contributions to equity. Share-based compensation includes expense associated with stock option grants which is estimated based on the grant date fair value of the award issued. Share-based compensation expense related to stock options is recognized over the vesting period of the award which is generally five years, on a straight-line basis. The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted. The Black-Scholes model takes into account the fair value of an ordinary share and the contractual and expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate. The Company relies on an external valuation performed to determine the fair value of its ordinary shares. The contractual term of the option ranges from the 1 year to 10 years. While the Company does not have any history for expected terms, employees do not have any specific benefit to exercise the options before the terms are met as the shares are not freely tradable, and as such an expected term near the high end of the contractual range is deemed most appropriate. Expected volatility is the average volatility over the expected terms of comparable public entities from the same industry. The risk-free interest rate is based on a treasury rate with a remaining term similar to the contractual term of the option. The Company is recently formed and at this time does not expect to distribute any dividends. The Company recognizes forfeitures as they occur.

The assumptions used to value the Company’s options granted during the period presented and their expected lives were as follows:

March 31, 2019
Weighted-average expected dividend yield	—
Weighted-average expected volatility	20.26%
Weighted-average risk-free interest rate	2.73%
Expected life (in years)	9

44

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 16: Earnings per Share

The following potential common shares were excluded from diluted EPS for the three months ended March 31, 2019 and 2018, respectively, as the Company had a net loss: 184,076 and 177,613 related to options under the employee incentive plan outstanding as of the three months ended March 31, 2019 and 2018, respectively. See “Note 15 - Employee Incentive Plans.”

The basic and diluted EPS computations for our common stock are calculated as follows (in thousands, except per share amounts):

	Three months ended March 31
	2019	2018
Basic/Diluted EPS
Net Income (loss)	$(59,260)	$(77,037)
Preferred stock dividends	—	—
Income available to common stockholders	$(59,260)	$(77,037)

Weighted-average number of common shares outstanding	1,646,223	1,644,827

Basic EPS	(36.00)	(46.84)
Diluted EPS	(36.00)	(46.84)

Note 17: Related Party and Former Parent Transactions

Onex Partners Advisor LP (“Onex”), an affiliate of the Company, is considered a related party. Concurrent with the Acquisition, the Company entered into a Consulting Services Agreement with Onex, pursuant to which the Company is provided certain ongoing strategic and financing consulting services in exchange for a quarterly management fee. In connection with this agreement, the Company recognized $231 and $208 for the three months ended March 31, 2019, and 2018, respectively. The Company pays 0.1% interest per annum to Onex for the Credit Agreement. For the three months ended March 31, 2019 and 2018, respectively, the Company recognized interest expense, for Onex related interest, of $215 and $226, respectively. The Company had an outstanding liability of $208 and $450 to Onex as of March 31, 2019, and December 31, 2018, respectively.

BPEA, an affiliate of the Company, is considered a related party. Concurrent with the Acquisition, the Company entered into a Management Services Agreement with BPEA, pursuant to which the Company is provided certain ongoing strategic and financing consulting services. In connection with this agreement, the Company recognized $167 for the three months ended March 31, 2019, and 2018, respectively, in operating expenses related to this agreement. The Company had an outstanding liability of $501 and $334 to BPEA as of March 31, 2019, and December 31, 2018, respectively.

The fees to Onex and Baring were negotiated at a rate that management believes is appropriate and reasonable for the value of the services being provided, and is commensurate with the fee that would be charged by independent third parties for similar services.

In connection with the 2016 Transaction, Bidco and a subsidiary of the Former Parent entered into the Transition Services Agreement, which became effective on October 3, 2016, pursuant to which such subsidiary of the Former Parent will, or will cause its affiliates and/or third-party service providers to, provide Bidco, its affiliates and/or third-party service providers with certain technology, facilities management, human resources, sourcing, financial, accounting, data management, marketing and other services to support the operation of the IP&S business as an independent company. Such services are provided by such subsidiary of the Former Parent or its affiliates and/or third-party service providers for various time periods and at various costs based upon the terms set forth in the Transition Service Agreement.

A controlled affiliate of Baring is a vendor of ours. Total payments to this vendor were $240 and $0 for the three months ended March 31, 2019 and 2018 respectively. The Company had an outstanding liability of $240 and $120 as of March 31, 2019 and December 31, 2018, respectively.

One member of our key management is the Co-founder of a vendor of ours. Total payments to this vendor were $78 for the three months ended March 31, 2019, and the Company had no outstanding liability as of March 31, 2019. This vendor was not a related party during the three months ended March 31, 2018.

45

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 18: Subsequent Events

On January 14, 2019, the Company entered into a definitive agreement to enter into a business combination transaction with Churchill Capital Corporation (“Churchill”), a public investment vehicle listed on the New York Stock Exchange (Ticker: CCC).Amendments to this agreement were executed effective February 26, 2019 and March 29, 2019. The transaction was completed on May 13, 2019. The combined company is called Clarivate Analytics Plc. The Company’s shareholders hold approximately 71% of the outstanding shares of Clarivate Analytics Plc following the closing. The remaining outstanding shares of Clarivate Analytics Plc are held by the former stockholders and founders of Churchill.

Prior to the completion of the Transaction the Company entered into a Tax Receivable Agreement ("TRA") on May 10, 2019 with its current equity holders, which provided for the sharing of tax benefits relating to certain pre-business combination tax attributes, with the Company generally being required to pay to such equity holders 85% of the amount of cash savings, if any, realized (or, in some cases, deemed to be realized) as a result of the utilization of Covered Tax Assets (as defined in the TRA). Under the TRA, the aggregate reduction in income taxes payable will be computed by comparing the actual tax liability of the Company and its subsidiaries with the estimated tax liability of applicable entities had such entities not been able to utilize the Covered Tax Assets, considering several assumptions including, for example, that the relevant entities will pay U.S. state and local taxes at a rate of 7%, the tax assets existing at the time of the Company’s entry into the TRA are deemed to be utilized and give rise to a tax savings before certain other tax benefits, and certain asset or equity transfers by certain of the Company’s subsidiaries will be treated under the TRA as giving rise to tax benefits associated with the Covered Tax Assets implicated by such asset or equity transfers. Payments under the TRA will generally be made annually in cash, and the amounts payable will be subject to interest from the due date (without extensions) of the applicable tax filing that reflects a covered savings until the payment under the TRA is made. TRA payments are expected to commence in 2021 (with respect to taxable periods ending in 2019) and will be subject to deferral, at the Company’s election, for payment amounts in excess of $30 million for payments to be made in 2021 and 2022, but will not be subject to deferral thereafter. Amounts deferred under the preceding sentence will accrue interest until paid in accordance with the terms of the TRA. The TRA is subject to certain events of default that may give rise to an acceleration of the Company’s obligations under the Tax Receivable Agreement. The amount and timing of TRA payments, however, may vary based on a number of factors, including the amount, character and timing of our subsidiaries’ taxable income in the future, and any successful challenges to our tax positions. Consequently, we are unable to reliably estimate the timing or amount of payments expected to be made under the TRA.

Prior to the consummation of the Transactions, on May 13, 2019, the FHC Tower Borrower assigned its obligations under the Credit Agreement to certain other borrowers. Upon assumption of the FHC Tower Borrower’s obligations by the other borrowers under the Credit Agreement, the FHC Tower Borrower was released from its obligations under our Credit Agreement.

In April 2019, the Company entered into additional interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $50,000 of its outstanding Term Loan, effective April 30, 2019. These hedging instruments mature on September 29, 2023. The Company will apply hedge accounting by designating the interest rate swaps as a hedge in applicable future quarterly interest payments.

In April 2019, management drew an additional $5,000 on the Revolving Credit Facility.

Management has evaluated the impact of events that have occurred subsequent to March 31, 2019. Based on this evaluation, other than as recorded or disclosed within these interim condensed consolidated combined financial statements and related notes, the Company has determined no other events were required to be recognized or disclosed.

46